VOLITIONRX LIMITED

1 Scotts Road

#24-05 Shaw Centre

Singapore 228208

October 11, 2018

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Dorrie Yale

Re:VolitionRx Limited Acceleration Request

Registration Statement on Form S-3

File No. 333-227731

Requested Date:October 15, 2018

Requested Time:5:00 P.M. Eastern Time

Dear Ms. Yale:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), VolitionRx Limited, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Marc G. Alcser, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4136 or via email at malcser@sycr.com.

Sincerely,

VOLITIONRX LIMITED

/s/ Cameron Reynolds

Cameron Reynolds

President and Chief Executive Officer

cc:

Stradling Yocca Carlson & Rauth, P.C.

Marc G. Alcser, Esq.